VRDT Corporation
12223 Highland Ave
Suite 106-542
Rancho Cucamonga, CA 91739

December 14, 2012

Via EDGAR

Craig Slivka, Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:          Extension to Respond to Commission Correspondence

Dear Mr. Slivka:

                We hereby notify you that we will be filing a response to the correspondence received from the Commission dated November 19, 2012, in regards to our Current Report on Form 8-K filed November 8, 2012 and Form 10-K for the Fiscal Year Ended March 31, 2012 filed June 29, 2012, as amended November 8, 2012 on Friday, December 21, 2012. The reason for our delay is a confluence of many factors, including, the Thanksgiving holiday during the week we received your correspondence, the intricacies involved in providing complete and proper responses to the Commission’s comments, and the untimely death of an immediate family member of our attorney and General Counsel, which has understandably affected the time he can dedicate to this matter.

                Based upon the foregoing, we will be filing our our responsive documents on December 21, 2012.

                Thank you.

Sincerely,

/s/ Dennis James Hogan
Chief Financial Officer